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Exhibit 99.2

DragonWave Inc.	For the three and nine months ended November 30 2016

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at November 30, 2016	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	4	4,486	4,277
Trade receivables	5	13,442	18,986
Inventory	6	22,086	22,702
Other current assets	7	2,017	2,777

		42,031	48,742
Long Term Assets
Property and equipment	8	2,873	3,702
Intangible assets	9	407	623

		3,280	4,325
Total Assets	11	45,311	53,067

Liabilities
Current Liabilities
Debt facility	11	17,030	22,152
Accounts payable and accrued liabilities	10	23,202	23,832
Deferred revenue		617	1,944
Deferred tax liability	18	281	294
Warrant liability	12, 15	435	117

		41,565	48,339
Long Term Liabilities
Deferred revenue		514	498
Warrant liability	12, 15	3,061	3

		3,575	501
Commitments and contingencies	14
Shareholders' Equity (Deficiency)
Capital stock	12	228,435	221,128
Contributed surplus	12	9,772	9,235
Deficit		(230,382)	(218,225)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' Equity (Deficiency)		(1,793)	2,520
Non-controlling interest	3	1,964	1,707

Total Equity		171	4,227
Total Liabilities and Equity		45,311	53,067

Shares issued and outstanding	13	6,104,008	3,020,069

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended		Nine months ended
	Note	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
REVENUE
Hardware and other	16, 17	7,743	15,713	25,895	61,890
Services	16, 17	2,446	5,284	10,069	12,364

		10,189	20,997	35,964	74,254

COST OF SALES
Hardware and other	6	6,319	12,989	20,123	51,197
Services	6	987	2,864	4,844	7,354
Inventory provision	6	221	210	586	1,235

		7,527	16,063	25,553	59,786

Gross profit		2,662	4,934	10,411	14,468

EXPENSES
Research and development	8, 12	1,891	2,873	6,027	10,981
Selling and marketing	8, 12	1,931	2,418	5,726	8,714
General and administrative	5, 8, 12	3,200	3,398	9,451	10,487

		7,022	8,689	21,204	30,182

Loss before other items		(4,360)	(3,755)	(10,793)	(15,714)
Goodwill impairment		—	—	—	(11,927)
Restructuring costs		—	(1,419)	—	(1,419)
Amortization of intangible assets	9	(98)	(149)	(282)	(481)
Accretion expense		(33)	(36)	(101)	(168)
Interest expense	11, 15	(346)	(499)	(1,082)	(1,590)
Warrant issuance expenses		—	—	(561)	—
Fair value adjustment — warrant liability	12	798	293	1,644	1,188
Foreign exchange gain (loss)		141	270	(79)	(24)

Loss before income taxes		(3,898)	(5,295)	(11,254)	(30,135)
Income tax expense	18	264	459	646	2,146

Net loss and comprehensive loss		(4,162)	(5,754)	(11,900)	(32,281)
Net loss (income) attributable to non-controlling interest		43	(493)	(257)	(892)

Net loss and comprehensive loss attributable to shareholders		(4,119)	(6,247)	(12,157)	(33,173)
Net loss and comprehensive loss per share
Basic and diluted	13	(0.72)	(2.07)	(2.77)	(11.01)
Weighted average shares outstanding
Basic and diluted	13	5,732,584	3,018,034	4,383,406	3,013,641

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended		Nine months ended
	Note	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Operating activities
Net loss		(4,162)	(5,754)	(11,900)	(32,281)
Items not affecting cash
Goodwill impairment		—	—	—	11,927
Amortization of property and equipment	8	420	494	1,347	1,464
Amortization of intangible assets	9	98	149	282	481
Accretion expense		33	36	101	168
Fair value adjustment–warrant liability	12	(798)	(293)	(1,644)	(1,188)
Stock-based compensation	12	188	273	563	778
Unrealized foreign exchange loss		143	102	148	381
Deferred income tax expense		—	—	(13)	1,485

		(4,078)	(4,993)	(11,116)	(16,785)
Changes in non-cash working capital items		(841)	6,137	4,922	8,958

		(4,919)	1,144	(6,194)	(7,827)

Investing activities
Acquisition of property and equipment		(201)	(39)	(518)	(1,290)
Acquisition of intangible assets		(10)	(63)	(66)	(391)

		(211)	(102)	(584)	(1,681)

Financing activities
Repayments on capital lease obligation		(12)	(87)	(44)	(303)
Proceeds from debt facility	11	—	—	—	1,300
Repayment of debt facility	11	—	(6,150)	(5,122)	(7,048)
Issuance of warrants		—	—	5,203	—
Issuance of common shares, net		2,300	6	7,098	32

		2,288	(6,231)	7,135	(6,019)

Effect of foreign exchange on cash and cash equivalents		(143)	(102)	(148)	(381)
Net increase (decrease) in cash and cash equivalents		(2,985)	(5,291)	209	(15,908)
Cash and cash equivalents at beginning of period		7,471	13,075	4,277	23,692

Cash and cash equivalents at end of period		4,486	7,784	4,486	7,784

Cash paid during the period for interest		294	561	988	1,575

Cash paid during the period for taxes		426	135	929	351

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three and nine months ended November 30, 2016

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- controlling Interest	Equity
Balance as at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

Stock-based compensation	—	—	215	—	—	—	215
Share issuance	599,998	2,839	—	—	—	—	2,839
Exercise of warrants	6	—	—	—	—	—	—
Exercise of options	288	1	—	—	—	—	1
Share issuance–ESPP	206	1	—	—	—	—	1
Net income (loss)	—	—	—	(4,100)	—	62	(4,038)

Balance as at May 31, 2016	3,620,567	$223,969	$9,450	$(222,325)	$(9,618)	$1,769	$3,245

Stock-based compensation	—	—	160	—	—	—	160
Share issuance	1,823,880	1,929	—	—	—	—	1,929
Exercise of pre-funded warrants	30,164	—	—	—	—	—	—
Exercise of options	11,893	44	(17)	—	—	—	27
Share issuance–ESPP	272	1	—	—	—	—	1
Net income (loss)	—	—	—	(3,938)	—	238	(3,700)

Balance as at August 31, 2016	5,486,776	$225,943	$9,593	$(226,263)	$(9,618)	$2,007	$1,662

Stock-based compensation	—	—	188	—	—	—	188
Exercise of warrants	610,908	2,467	—	—	—	—	2,467
Exercise of options	6,039	24	(9)	—	—	—	15
Share issuance–ESPP	285	1	—	—	—	—	1
Net loss	—	—	—	(4,119)	—	(43)	(4,162)

Balance as at November 30, 2016	6,104,008	$228,435	$9,772	$(230,382)	$(9,618)	$1,964	$171

Three and nine months ended November 30, 2015

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- controlling Interest	Equity
Balance as at February 28, 2015	3,011,632	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	277	—	—	—	277
Share issuance–ESPP	980	16	(4)	—	—	—	12
Net income (loss)	—	—	—	(5,954)	—	130	(5,824)

Balance as at May 31, 2015	3,012,612	$220,968	$8,661	$(181,875)	$(9,618)	$1,097	$39,233

Stock-based compensation	—	—	228	—	—	—	228
Vesting of restricted units	2,400	133	(133)	—	—	—	—
Share issuance–ESPP	2,343	17	(3)	—	—	—	14
Net income (loss)	—	—	—	(20,972)	—	269	(20,703)

Balance as at August 31, 2015	3,017,355	$221,118	$8,753	$(202,847)	$(9,618)	$1,366	$18,772

Stock-based compensation	—	—	273	—	—	—	273
Share issuance–ESPP	2,149	8	(2)	—	—	—	6
Net income (loss)	—	—	—	(6,247)	—	493	(5,754)

Balance as at November 30, 2015	3,019,504	$221,126	$9,024	$(209,094)	$(9,618)	$1,859	$13,297

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on the NASDAQ Capital Market under the symbol DRWI.

        These consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated interim financial statements for the three and nine months ended November 30, 2016 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the three and nine months ended November 30, 2016. Recently, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant Original Equipment Manufacturer (OEM) channel, a dispute over inventory shipped to a customer in India in June 2015, and difficulty in collecting on undisputed accounts receivable.

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

  Operational improvements:

  •
  Selected by Sprint for its network densification and optimization strategy;

  •
  Improved the gross profit percentage in the third quarter of fiscal year 2017 to 26.1% from 23.5% in the third quarter of fiscal year 2016;

  •
  Reduced operating expenses by 30% in the nine months of fiscal year 2017 compared to the same period in the previous year primarily through reduction in staff levels internationally;

  Debt Facility:

  •
  Reduced outstanding debt on the Company's credit facility from a high of $32,802 as at August 31, 2015 to $17,030 as at November 30, 2016 by leveraging its working capital;

  •
  Continued to work closely with its credit facility partners;

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

  New Capital:

  •
  Raised $9,502 in cash (net of commissions and expenses) with a public offering in August 2016 and a registered direct offering in April 2016 which in both cases included common shares and warrants;

  •
  Received $2,379 in cash from the exercise of warrants during the three months ended November 30, 2016;

  Other:

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the original terms of its debt facility and fourth forbearance agreement, and has not yet been able to achieve a quarterly break-even level. See Note 11 for further details on the debt facility. The continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business, improve its financial results and overcome these difficulties include initiatives in a number of areas, including:

  •
  Being in a position which allows investors to exercise their short-term warrants which expire on February 8, 2017;

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting its business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount;

  •
  Accelerating efforts to collect accounts receivable from customers in a timely manner;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and

  •
  Working closely with vendors, including contract manufacturers, to ensure supply continuity.

        In addition, the Company no longer complies with Nasdaq Listing Rule 5550(b)(1) due to its failure to maintain a minimum of $2,500 in shareholders' equity or any alternatives to such requirement, and was granted an extension to April 17, 2017 to remedy the deficiency. Continued listing of its common shares on the Nasdaq increases the Company's ability to raise additional capital in the future.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, accommodations from the Company's suppliers and credit lenders, and success in collecting on overdue accounts receivable. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

satisfactory terms. These consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

        The consolidated interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 29, 2016.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this Update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption is permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

3. NON-CONTROLLING INTEREST

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	November 30, 2016				February 29, 2016
Native Currency	Native Currency $	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	1,098	1.000	1,098	24.5%	1,600	37.4%
Canadian Dollar	57	0.754	43	1.0%	39	0.9%
Indian Rupee	184,941	0.015	2,699	60.2%	2,317	54.2%
Other			646	14.3%	321	7.5%

Total Cash and Cash Equivalents			4,486	100.0%	4,277	100.0%

        In accordance with the fourth forbearance agreement which is valid until April 1, 2017 the Company is required to have a minimum of $1,000 held at Comerica Bank [February 29, 2016–$1,000].

        The Company could elect to repatriate funds from its foreign subsidiaries and this may result in withholding taxes.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company reduces its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	November 30, 2016	February 29, 2016
Trade receivables	13,692	19,209
Allowance for doubtful accounts	(250)	(223)

Total trade receivables	13,442	18,986

        As at November 30, 2016, three customers exceeded 10% of the total receivable balance. These customers represented 32%, 16% and 15% of the trade receivables balance [February 29, 2016–two customers represented 52% and 16% of the trade receivables balance].

        Included in general and administrative expenses is a recovery of $9 and an expense of $21 related to bad debt expense for the three and nine months ended November 30, 2016 [three and nine months ended November 30, 2015–recovery of $68 and expense of $80 respectively].

6. INVENTORY

        Inventory consists of the following:

	November 30, 2016	February 29, 2016
Raw materials	4,374	2,389
Work in progress	2,409	614
Finished goods	13,112	16,986

Total production inventory	19,895	19,989

Inventory held for customer service/warranty	2,191	2,713

Total inventory	22,086	22,702

        Cost of sales for the three and nine months ended November 30, 2016 was $7,527 and $25,553 respectively [three and nine months ended November 30, 2015–$16,063 and $59,786 respectively], which included $5,360 and $17,815 of product costs respectively [three and nine months ended November 30, 2015–$11,346 and $46,268 respectively]. The remaining costs of $2,167 and $7,738 respectively [three and nine months ended November 30, 2015–$4,717 and $13,518 respectively] related principally to the costs of sub-contractors for services, warehousing, freight, warranty, overhead and other direct costs of sales.

        For the three and nine months ended November 30, 2016, the Company recognized an impairment loss on inventory of $221 and $586 respectively [three and nine months ended November 30, 2015–$210 and $1,235 respectively].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY (Continued)

        The Company allocates overhead and labour to inventory. Included in cost of sales for the three and nine months ended November 30, 2016 were overhead and labour allocations of $187 and $584 respectively [three and nine months ended November 30, 2015–$358 and $1,554 respectively]. Included in inventory at November 30, 2016 were overhead and labour allocations of $515 [February 29, 2016–$551].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of the inventory held by the Company's primary contract manufacturer as at November 30, 2016 was $13,742 [February 29, 2016–$16,848].

7. OTHER CURRENT ASSETS

        Other current assets consist of the following:

	November 30, 2016	February 29, 2016
Deposits on inventory	422	670
Prepaid expenses	1,072	1,355
Indirect taxes (net)	347	610
Deferred financing costs	—	18
Receivable from contract manufacturers and other items	176	124

Total other current assets	2,017	2,777

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	November 30, 2016			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	24,552	22,438	2,114	2,655
Computer hardware	3,706	3,626	80	213
Production fixtures	2,632	2,138	494	559
Leasehold improvements	1,081	1,019	62	103
Other	1,600	1,477	123	172

Total	33,571	30,698	2,873	3,702

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT (Continued)

        Amortization expense relating to the above property and equipment was allocated to operating expenses as follows:

	Three months ended		Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Research and development	64	91	220	278
Sales and marketing	8	10	26	32
General and administrative	348	393	1,101	1,154

	420	494	1,347	1,464

        Amortization expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	November 30, 2016			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Infrastructure systems software and computer software	7,077	6,670	407	623

        For the three and nine months ended November 30, 2016, the Company recognized amortization of intangible assets of $98 and $282 respectively [November 30, 2015–$149 and $481 respectively]. The Company estimates that it will recognize $210 and $197 respectively for the next two succeeding years.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	November 30, 2016	February 29, 2016
Trade payables	12,696	11,858
Accrued liabilities	5,003	5,830
Termination fee	3,338	3,337
Payroll related accruals	1,037	1,257
Warranty accrual	767	926
Income taxes payable	314	555
Capital lease obligation	47	69

Total accounts payable and accrued liabilities	23,202	23,832

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments. Payments totaling $4,351 were made by the year ended February 29, 2016. As at November 30, 2016, the liability is valued at $3,338 and is considered short term in nature [February 29, 2016–$3,337 short term].

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty accrual for the respective periods:

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Balance at the beginning of the period	855	1,473	926	678
Accruals	412	639	1,105	1,769
Utilization	(500)	(896)	(1,264)	(1,231)

Balance at the end of the period	767	1,216	767	1,216

11. DEBT FACILITY

        On October 12, 2016, the Company signed a fourth forbearance agreement which is valid until April 1, 2017 against a credit facility with Comerica Bank and Export Development Canada which matured on June 1, 2016.

        This asset-based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short-term assets on hand. The Company had drawn $17,030 on the facility as at November 30, 2016 [February 29, 2016–$22,152], and $1,844 against its letter of credit facility [February 29, 2016–$1,853].

        The credit facility which was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of the assets of the Company and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and were amortized over the 30-month term of the facility. During the three and nine months ended November 30, 2016, the weighted average debt outstanding was $17,030 and $18,206 [three and nine months ended November 30, 2015–$29,143 and $31,749] and the Company recognized $313 and $993 in interest expense related to the debt facility [three

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

and nine months ended November 30, 2015–$490 and $1,594] and expensed nil and $18 in deferred financing cost [three and nine months ended November 30, 2015–$14 and $42].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica Bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six-month period.

        The fourth forbearance agreement identifies new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $30,000, includes additional compliance requirements and implements more frequent monitoring. Warrants to purchase 375,000 common shares will be issued to the lenders at an exercise price of $4.00 per share and will expire five years from the date of issuance. The Company continues to work with its lending partners to put in place a new long-term debt facility.

        As at January 11, 2017, the Company is not in compliance with the financial terms of the fourth forbearance agreement.

12. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share at an exercise price of $2.80 per share following the August 8, 2016 public offering, until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants. See Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated interim financial statements.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. After deducting commissions and listing expenses, the Company realized net proceeds of $4,014. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

April 11, 2021. Upon issuance, the Company recognized a liability in the amount of $1,175 for the warrants. See Warrants section for further details.

        On August 8, 2016 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. Upon issuance, the Company recognized a liability in the amount of $4,028 for the warrants. See Warrants section for further details.

Share-based compensation plan

        On June 20, 2014, the Shareholders approved the adoption of a new Share-based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate between six months to four years from the date of the option grant. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the Plan is 610,401, which represents 10% of the common shares issued and outstanding as at November 30, 2016.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Three and nine months ended November 30, 2016		Three and nine months ended November 30, 2015
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Options at February 29, 2016 and February 28, 2015	276,728	$32.82	159,421	$76.34
Granted	87,145	$6.28	59,768	$19.28
Exercised	(12,181)	$3.00	—	$—
Forfeited	(42,322)	$71.08	(27,642)	$117.23

Options at August 31, 2016 and 2015	309,370	$21.28	191,547	$52.63

Granted	236,500	$3.66	106,590	$3.02
Exercised	(6,039)	$3.16	—	$—
Forfeited	(9,920)	$27.91	(16,033)	$59.77

Options at November 30, 2016 and 2015	529,911	$13.50	282,104	$33.48

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended November 30, 2016 and November 30, 2015:

	November 30, 2016	November 30, 2015
Volatility	109.2%	88.0%
Risk Free Rate	0.69%	0.72%
Dividend Yield	Nil	Nil
Average Expected Life	3.97 yrs	3.97 yrs

        The 236,500 and 323,645 options granted during the three and nine months ended November 30, 2016 were determined to have a fair value of $476 and $771 respectively [three and nine months ended November 30, 2015–106,590 options valued at $159 and 166,358 options valued at $680].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on November 30, 2016:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.33	83,389	3.98	$3.00	83,389	3.98	$3.00
$3.34	$3.83	234,400	4.79	$3.66	—	—	—
$3.84	$6.78	75,100	4.45	$6.16	557	3.87	$4.00
$6.79	$46.88	63,724	3.20	$21.19	33,757	2.79	$24.49
$46.89	$98.25	73,298	1.78	$57.75	59,450	1.66	$58.64

		529,911	4.01	$13.50	177,153	2.97	$25.77

        The Company has recognized $188 and $563 for the three and nine months ended November 30, 2016 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2015–$271 and $731]. Stock compensation expense was allocated to operating expenses as follows:

	Three Months Ended		Nine Months Ended
	November 30 2016	November 30 2015	November 30 2016	November 30 2015
Research and development	44	47	141	132
Sales and marketing	59	68	179	157
General and administrative	85	156	243	442

	188	271	563	731

        As at November 30, 2016, compensation costs not yet recognized relating to stock option awards outstanding is $1,526 [February 29, 2016–$1,476] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the three and nine months ended November 30, 2016 is $6 [November 30, 2015–Nil].

        The intrinsic value associated with fully vested options as at November 30, 2016 is $56 [February 29, 2016–Nil].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

Restricted Share Units (RSUs)

        The Company has recognized nil for the three and nine months ended November 30, 2016 as compensation expense for restricted share units, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2015–nil and $39].

Restricted shares and employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the three and nine months ended November 30, 2016, a total of 229 and 613 common shares were purchased by employees at fair market value, while the Company issued 56 and 150 common shares, net of forfeitures, as its matching contribution during the three and nine months ended November 30, 2016. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the three and nine months ended November 30, 2016 was $2 and $8 [three and nine months ended November 30, 2015–$3 and $9]. The fair value of the unearned ESPP shares as at November 30, 2016 was $1 [November 30, 2015–$11]. The number of shares held for release, and still restricted under the plan as at November 30, 2016 was 265 [November 30, 2015–948].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 5,050 common shares of the Company at a price of $88.75 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company.

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576, of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued–8,932,500). Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $2.80 per share until September 23, 2018 following the August 8, 2016 equity financing undertaken by the Company. In the event of a fundamental transaction, the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425, which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment–warrant liability" in the consolidated statement of operations. As at November 30, 2016, 738,750 warrants were outstanding. During the three and nine months ended November 30, 2016, the Company realized a gain in the amount of $1 and a loss of $99 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $36.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        On August 1, 2014, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis for aggregate gross proceeds of $28,670 CAD. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $56.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275, of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized a warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. During the nine months ended November 30, 2016, the Company realized a gain in the amount of $117 in the consolidated statement of operations which represented the change in fair value of the warrant liability.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $428 of which $92 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 299,999 warrants and recognized a warrant liability of $1,175, which represented the estimated fair value of the liability as at April 11, 2016. During the three and nine months ended November 30, 2016, the Company realized a gain in the amount of $44 and $873 in the consolidated statement of operations, which represented the change in fair value of the remaining warrant liability of $302.

        On August 8, 2016, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The Pre-Funded Warrants were fully exercised on August 25, 2016. Equity issuance expenses relating to the offering totaled $723, of which $469 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 1,854,044 Long-Tem Warrants and 3,708,088 Short-Term Warrants and recognized a warrant liability of $4,028, which represented the estimated fair value of the liability as at August 31, 2016. As at November 30, 2016, 1,854,044 Long-Term Warrants and 3,151,180 Short-Term Warrants were outstanding. During the three and nine months ended November 30, 2016 the Company realized a gain in the amount

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

of $753 in the consolidated statement of operations, which represented the change in fair value of the remaining warrant liability of $3,158.

        The following is a summary of outstanding warrants:

	November 30, 2016
	Warrants Outstanding	Shares Purchasable	Exercise Price	Termination date
May 2007 Issuance	31,562	1,262	$88.75 CAD	May 30, 2017
September 2013 Issuance	738,750	29,550	$2.80	September 23, 2018
April 2016 Issuance	299,999	299,999	$8.50	April 11, 2021
August 2016 Issuance–short-term warrants	3,151,180	3,151,180	$4.00	February 8, 2017
August 2016 Issuance–long-term warrants	1,854,044	1,854,044	$4.37	August 8, 2021

Total	6,075,535	5,336,035

13. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at November 30, 2016, a total of 529,911 options and 6,075,535 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the net loss per share during the three and nine months ended November 30, 2016 and 2015 excluding the effect of outstanding options and warrants:

	Three months ended		Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Net loss attributable to shareholders	(4,119)	(6,247)	(12,157)	(33,173)
Weighted average number of shares outstanding	5,732,584	3,018,034	4,383,406	3,013,641

Basic Net Loss / Dilutive Net Loss per share	$(0.72)	$(2.07)	$(2.77)	$(11.01)

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments per fiscal year that relate to office and warehouse space in various countries as at November 30, 2016 are as follows:

2017	302
2018	1,055
2019	902
2020	893
Thereafter	1,544

4,696

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, with a value of $4,707. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $5,100 in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. The Company believes that the claim has no merit. The Company has booked the value of the inventory provided to the customer as an asset with a value of $4,600. The Company has not received any payment with respect to this inventory. The Company submitted a counter-claim in June 2016 for the full value of the contract and damages. Four arbitration meetings have been held to date and one more is expected before a final decision is made. No decision has been made as of the date of this report and the outcome of this matter is not determinable.

        In the normal course of business, the Company is subject to patent infringement complaints. The Company defends itself vigorously in these matters and does not believe any known complaint is material.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

15. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30, 2016	February 29, 2016
Assets held at fair value (A)	4,486	4,277
Loans and receivables (B)	13,618	19,110
Other financial liabilities (C)	39,104	44,434
Liabilities held at fair value (D)	3,496	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

(C)
Includes accounts payable and accrued liabilities, payroll-related accruals, debt facility and termination fee

(D)
Includes warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used as at November 30, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        The April 11, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used as at November 30, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        The August 8, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used as at November 30, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        As at November 30, 2016, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3,496	3,496

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

        As at February 29, 2016, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and nine months ended November 30, 2016 follows:

	Warrants	$
Balance at February 29, 2016	2,088,750	3
Issuance of warrants	5,862,131	5,203
Fair value adjustment–warrant liability	—	(729)

Balance at August 31, 2016	7,950,881	4,477

Exercise of warrants	(1,906,908)	(183)
Fair value adjustment–warrant liability	—	(798)

Balance at November 30, 2016	6,043,973	3,496

Interest rate risk

        Cash and cash equivalents and the Company's debt facility, which has interest rates with market rate fluctuations, expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and nine months ended November 30, 2016 was $346 and $1,064 on the Company's cash and cash equivalents, and debt facility [three and nine months ended November 30, 2015–expense of $485 and $1,549].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

forward contracts. As at November 30, 2016 and November 30, 2015, the Company had no forward contracts in place.

        As at November 30, 2016, if the US dollar had appreciated by 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net loss of $22 for the three and nine months ended November 30, 2016 [three and nine months ended November 30, 2015–increase of $32], with an equal and opposite effect if the US dollar had depreciated by 1% against all foreign currencies as at November 30, 2016.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at November 30, 2016, the Company had cash and cash equivalents totaling $4,486 [February 29, 2016–$4,277]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

16. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following tables present total revenue by geographic location through direct and indirect sales and through its OEM partner, Nokia:

	Three Months Ended November 30, 2016				Three Months Ended November 30, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	689	—	689	7%	519	—	519	2%
Europe, Middle East & Africa	1,257	1,873	3,130	31%	1,728	6,860	8,588	41%
India	782	27	809	8%	2,176	1,296	3,472	17%
United States	2,691	—	2,691	26%	6,057	—	6,057	29%
Rest of World	2,512	358	2,870	28%	2,140	221	2,361	11%

	7,931	2,258	10,189	100%	12,620	8,377	20,997	100%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. SEGMENTED INFORMATION (Continued)

	Nine Months Ended November 30, 2016				Nine Months Ended November 30, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	2,105	—	2,105	6%	2,099	—	2,099	3%
Europe, Middle East & Africa	3,575	9,379	12,954	36%	5,395	26,130	31,525	42%
India	4,187	293	4,480	12%	12,748	3,281	16,029	22%
United States	9,708	—	9,708	27%	17,399	19	17,418	23%
Rest of World	6,245	472	6,717	19%	4,606	2,577	7,183	10%

	25,820	10,144	35,964	100%	42,247	32,007	74,254	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

17. ECONOMIC DEPENDENCE

        For the three months ended November 30, 2016, the Company was dependent on three key customers with respect to revenue. These customers represented approximately 22%, 15% and 11% of sales during that three-month period [three months ended November 30, 2015–two customers represented 40% and 15%].

        The Company was dependent on two key customers with respect to revenue in the nine months ended November 30, 2016. These customers represented approximately 28% and 13% of sales for the nine months ended November 30, 2016 [nine months ended November 30, 2015–three customers represented 43%, 16% and 11%].

18. INCOME TAXES

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2017. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and nine months ended November 30, 2016, the Company recognized tax expenses of $264 and $646 [three and nine months ended November 30, 2015–$459 and $2,146].

19. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)